SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

In October/25 ( ) ( x ) Group and Related Persons ( x ) Controlling Shareholders ( ) Board of Directors ( ) Management In October/25 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( x ) Board of Directors ( ) Management Securities/Derivatives Securities Characteristics Share Securities/Derivatives Securities Characteristics Share Class “A” Preferred Share Share Common Share Share Class “A” Preferred Share Securities Characteristics Securities/Derivatives Share Common Share ( ) Fiscal Council Common Share Share Class “A” Preferred Share Opening Balance 226.334.623 79.182.498 Quantity Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #358/2002 79.182.498 Quantity Common Share Securities/Derivatives Securities Characteristics CONSOLIDATED FORM Share Share ( ) Fiscal Council Class “A” Preferred Share the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 ( ) Technical or Advisory Bodies Opening Balance Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #358/2002 - 500 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 Quantity - 500 Closing Balance Quantity Company’s Name: Braskem S.A. ( ) Technical or Advisory Bodies Closing Balance Company’s Name: Braskem S.A. 226.334.623 In October/25 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors (x ) Management 94.770 In October/25 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Other American depositary receipt Securities/Derivatives Securities Characteristics Share Common Share Share Common Share Share Class “A” Preferred Share Share Class “A” Preferred Share Securities/Derivatives Securities Characteristics Closing Balance Quantity - 200 Other American depositary receipt 94.770 ( ) Technical or Advisory Bodies Company’s Name: Braskem S.A. Opening Balance Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #358/2002 167.633 Closing Balance the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 Company’s Name: Braskem S.A. the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 Quantity - 167.633 Quantity - ( ) Fiscal Council Securities/Derivatives Securities Characteristics Share Common Share Share Common Share Share Class “A” Preferred Share Share Class “A” Preferred Share Securities/Derivatives ( ) Technical or Advisory Bodies Opening Balance Quantity - 200 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #358/2002 Securities Characteristics ( x ) Fiscal Council In October/25 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management - the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002 Company’s Name: Braskem S.A. ( ) Fiscal Council ( x ) Technical or Advisory Bodies Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Instruction #358/2002 Opening Balance Securities/Derivatives Securities Characteristics Quantity Share Common Share Share Common Share - Share Class “A” Preferred Share 5.300 Share Class “A” Preferred Share 5.300 Closing Balance Securities/Derivatives Securities Characteristics Quantity

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.